Exhibit 99.1

Sweet Innovation, Less Sugar: Chanson International Holding Refines Natural Sweetener Blend for Healthier Beverages and Baked Goods

URUMQI, China, May 7, 2025 (GLOBE NEWSWIRE) -- Chanson International Holding (NASDAQ: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced an innovation in sugar reduction: an optimized blend of natural sweeteners that enhances both flavor and functionality in beverages and baked goods. This reformulation marks a key step forward in the Chanson’s health-focused product strategy, aligning with growing global demand for lower-sugar, clean-label foods without compromising taste or texture.

Instead of introducing a new compound, Chanson’s research and development team focused on optimizing the ratio of existing natural sweeteners—specially combining Brazzein, a sweet-tasting protein, with Mogroside V from monk fruit. The new formulation delivers a more harmonious sweetness profile with improved aftertaste control and better heat stability—effectively addressing the common limitations of sugar substitutes in baking and hot beverages—while containing zero calories.

This improved formula has already been applied to Chanson’s beverage and bakery products under its flagship coffee brand, Soul ● Song. Since the low-sugar product series debut in July 2024, it has gained initial positive consumer reception. The early result reflects strong consumer interest in the new sweetener blend. Building on this, Chanson plans to introduce the reformulated products across three stores in New York and over 50 stores in Xinjiang by late 2025.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of Chanson, remarked, “With global health awareness on the rise, the sweetener market is shifting from artificial additives to natural and transparent alternatives. Chanson is responding to this wave, transforming our products to support cleaner eating while keeping the rich and satisfying flavors our customers love. This latest product reformulation underscores our commitment to delivering consumer-friendly solutions that support global sugar reduction efforts, without sacrificing taste or quality. Building on this initial progress, we plan to expand our natural sweetener blends into dairy and functional foods, while exploring partnerships to reach broader markets in North America and Europe. We expect these health-focused offerings to contribute to our annual revenue in the coming years, with a long-term target of potentially exceeding 30 percent contribution.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 63 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions intended to identify forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com